Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

January 16, 2024

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is

Metagenomi Technologies, LLC

1545 Park Avenue

Emeryville, California 94608

Telephone: (510) 871-4880

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jenn Do, Angela Connell, Tyler Howes and Suzanne Hayes

RE: Metagenomi Technologies, LLC

Amendment No. 1 to Registration Statement on Form S-1

File No. 333-276413

CIK No. 0001785279

Rule 83 Confidential Treatment Request by Metagenomi Technologies, LLC

Dear Ladies and Gentlemen:

On behalf of Metagenomi Technologies, LLC (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 30, 2023 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on August 3, 2023, and subsequently publicly filed by the Company with the Commission on January 5, 2024, as amended on January 8, 2024 (File No. 333-276413) (the “Registration Statement”), we submit this supplemental letter to address comment 9 of the Comment Letter.

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Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has concurrently filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The Company expects to reflect the Stock Split (as defined below) and the Company’s corporate restructuring from a Delaware limited liability company into a Delaware corporation (the “Reorganization”) in a pre-effective amendment to the Registration Statement that includes the actual price range; however, all dollar amounts and per share amounts in this letter are pre-Stock Split and pre-Reorganization, and therefore, consistent with the Registration Statement.

The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.8, and that the Commission provide timely notice to Simren Delaney before it permits any disclosure of the bracketed information in this letter.

For the convenience of the Staff, we have recited the prior comment from the Staff in the Comment Letter in italicized type and have followed the comment with the Company’s response. The Staff’s request for additional disclosures of 2023 awards were addressed in the prior response letter and the amended Registration Statement.

9. We note the following disclosure from page 223: “The grant date fair value of all awards made under our 2023 Plan and all other cash compensation paid by us to any non-employee director in any calendar year for services as a non-employee director shall not exceed $                ; provided, however, that such amount shall be $                for the calendar year in which the applicable non-employee director is initially elected or appointed to the board of directors.” Please revise hereunder to disclose the extent to which any stock-based compensation has been awarded during 2023 (also noting the grants in March and June 2023 as disclosed on page F-43) and provide the fair valuations of each award. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

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Preliminary IPO Price Range

The Company advises the Staff that it estimates a preliminary price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its initial public offering (“IPO”), before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement (the “Stock Split”) resulting in a midpoint of the Preliminary Price Range of $[***] per share (the “Midpoint Price”). The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing Preliminary Price Range will not be subject to significant change.

Determining the Fair Value of Profit Interests and Common Units Prior to the IPO

As there has been no public market for the Company’s common units (“Common Units”) to date, the estimated fair value of its Common Units has been determined by the Company’s board of managers (the “Board”) as of the date of each profits interests grants with input from management, considering the Company’s most recently available third-party valuations of its Common Unit, and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”).

The Company’s most recent third-party valuations of its Common Unit estimated fair value were as follows:

Date of Third-Party Valuation	Date of Board Approval	Estimated Fair Market Value per Common Unit
March 15, 2022	April 25, 2022	$3.20
December 20, 2022	March 24, 2023	$5.75
April 30, 2023	June 26, 2023	$7.40
July 31, 2023	September 4, 2023	$11.84	*

*

Estimated fair market value of Common Unit before the amendment to Limited Liability Company Agreement on July 31, 2023, which was amended to provide for “catch-up” distributions for profits interests once the applicable catch-up threshold amount was met and it resulted in a reduction to the fair market value per common unit from $11.84 to $[***].

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The following table summarizes by grant date the number of profits interests granted from January 1, 2022, the participating threshold amount per Common Unit and the estimated fair value of the Common Unit on each grant date:

Grant date	Number of profits interests granted	Threshold amount per Common Unit	Estimated fair value per Common Unit
April 25, 2022*	941,755	$3.20	$3.20
May 26, 2022*	1,224,466	$3.20	$3.20
July 12, 2022*	78,135	$3.20	$3.20
October 28, 2022*	519,000	$3.20	$3.20
March 24, 2023**	462,460	$5.75	$6.93
June 25, 2023**	283,330	$7.40	$9.88
June 26, 2023**	1,247,193	$7.40	$9.92
September 4, 2023***	274,830	$11.84	$12.32

*	There were no significant changes between April 2022 and October 2022 that would significantly impact the valuation of the Company and the value of the Common Units.
**

The estimated fair value per Common Unit for grants during March – June 2023 was interpolated on a straight-line basis between the valuation reports’ dates in connection with a fair value assessment for accounting purposes.

***	The estimated fair value per Common Unit for grants on September 4, 2023, was based on the increase in October 2023 IPO scenario probability, as discussed below.

For valuations performed prior to December 20, 2022, in accordance with the Practice Aid, the Company determined the option-pricing method (“OPM”) was the most appropriate method for determining the fair value of the Company’s Common Unit based on the Company’s stage of development and other relevant factors, which used a market approach to estimate the Company’s enterprise value. Within the OPM framework, the backsolve method for inferring the total equity value implied by a recent financing transaction involves the construction of an allocation model that takes into account the Company’s capital structure and the rights, preferences and privileges of each class of units then assumes reasonable inputs for the other OPM variables (expected time to liquidity, volatility and risk-free rate). The total equity value is then iterated in the model until the model output value for the equity class sold in a recent financing round equals the price paid in that round. The OPM is generally utilized when specific future liquidity events are difficult to forecast (i.e., the enterprise has many choices and options available), and the enterprise’s value depends on how well it follows an uncharted path through the various possible opportunities and challenges. In determining the estimated fair value of the Company’s Common Unit, the Company’s Board also considered the fact that the unitholders

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could not freely trade the Common Unit in the public markets. Accordingly, the Company applied discounts to reflect the lack of marketability of its Common Units based on the weighted-average expected time to liquidity. The estimated fair value of the Common Unit at each grant date reflected a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event.

For valuations performed after December 20, 2022, in accordance with the Practice Aid, the Company determined the hybrid method was the most appropriate method for determining the fair value of the Company’s Common Unit based on the Company’s stage of development and other relevant factors. The hybrid method is a probability-weighted expected return method (“PWERM”), where the equity value in one or more scenarios is calculated using an OPM. The PWERM is a scenario-based methodology that estimates the fair value of Common Units based upon an analysis of future values for the company, assuming various outcomes. The Common Unit value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of members’ units. The future value of the Common Unit under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the Common Unit. A discount for lack of marketability of the Common Unit is then applied to arrive at an indication of value for the Common Unit. In addition to considering the results of independent third-party valuations, the Company’s Board considered various objective and subjective factors to determine the thresholds for the profits interests as of each grant date, including:

•

the prices at which the Company sold shares of redeemable convertible preferred units and the superior rights and preferences of the redeemable convertible preferred units relative to the Company’s Common Units at the time of each grant;

•	the progress of the Company’s research and development programs;

•	milestones achieved by the Company;

•	the state of the industry and the economy;

•	the Company’s stage of development and commercialization and the Company’s business strategy;

•

external market conditions affecting the biopharmaceutical industry and trends within the biopharmaceutical industry; the Company’s financial position, including cash on hand, and the Company’s historical and forecasted performance and operating results;

•	the lack of an active public market for the Company’s common stock and the Company’s redeemable convertible preferred units;

•	the likelihood of achieving a liquidity event, such as an initial public offering, or the Company’s sale in light of prevailing market conditions; and

•	the analysis of initial public offerings and the market performance of similar companies in the biopharmaceutical industry.

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The assumptions underlying these valuations are highly complex and subjective and represent management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if the Company had used significantly different assumptions or estimates, the fair value of the Company’s Common Unit and the Company’s unit-based compensation expense could be materially different.

Once a public trading market for the Company’s common stock has been established in connection with the completion of this offering, it will no longer be necessary for the Company’s Board to estimate the fair value of the Company’s common stock in connection with the Company’s accounting for granted equity awards the Company may grant, as the fair value of the Company’s common stock will be determined based on the quoted market price of the Company’s common stock.

March 15, 2022 Valuation

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Company’s Common Unit as of March 15, 2022, and utilized the OPM method to estimate the fair value of the Company’s Common Unit. On January 21, 2022, the Company issued Series B redeemable convertible preferred units to existing and new investors. Given the proximity of the Series B Preferred Units Financing to the valuation date, the specific facts and circumstances surrounding the transaction, the Company’s stage of development, and the market conditions from January 21, 2022 to March 15, 2022, the Company estimated its equity value using an OPM backsolve valuation methodology and the application of a market adjustment. In developing a conclusion of the Company’s equity value as of March 15, 2022, a negative market adjustment of [***]% was applied to the equity value as of January 21, 2022, when the Company closed its Series B Preferred Units Financing. The market adjustment was determined based on the movement in the market capitalization of the Company’s publicly traded competitors from January 21, 2022 to March 15, 2022. The Company used two option pricing models to distribute the equity value to unitholders. Per the earlier and the later liquidity scenarios, equally weighted, the Company selected [***] years and [***] years expected time to liquidity, respectively, [***]% and [***]% risk-free rate, respectively, and [***]% and [***]% volatility, respectively, based on the annual volatilities for the comparable public companies. The Company’s equity value was estimated as $[***] million on a marketable basis. As the Company’s Common Units were not freely tradeable, the Company estimated a discount on the lack of marketability (the “DLOM”), of [***]% using the European, Finnerty and Asian Protective Put Option Analysis, which was then applied to the Common Unit, resulting in a fair value of $3.20 per Common Unit (the “March 15, 2022 Valuation”).

April, May, July and October 2022 Grants

In April, May, July and October 2022, the Board approved grants of 941,755, 1,224,466, 78,135 and 519,000 profits interests, respectively, with a threshold amount of $3.20 per unit, which was the Common Unit’s estimated fair value at each grant date. In determining the fair value of the Company’s Common Unit, the Board considered the March 15, 2022 Valuation, the Company’s progress in the research activities and noted no significant milestones were reached until

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November 2022, when the Ionis collaboration agreement was signed. The Board also considered overall economic and biotechnology market conditions at each grant date. The Board determined that there were no significant changes between March 2022 and October 2022 that would significantly impact the valuation of the Company and the value of the Common Units.

After October 2022, the following transactions occurred that impacted the Company’s December 2022 valuation. On November 10, 2022, the Company entered into a Collaboration and License Agreement with Ionis Pharmaceuticals, Inc. to collaborate on drug discovery and exploratory research activities to advance new medicines using gene editing strategies. The Company’s total estimated transaction price was $90.0 million, which consisted of an $80.0 million upfront payment received in November 2022 and a $10.0 million reimbursement for research costs. On December 20, 2022, the Company entered into Series B-1 redeemable convertible preferred unit purchase agreement to sell up to 7,108,480 Series B redeemable convertible preferred units at the purchase price of $14.06770. In December 2022, the Company sold and issued 6,773,726 shares of the Series B-1 redeemable convertible preferred units for gross cash proceeds of $95.3 million in the initial closing. In December 2022, the Company revised the budget for future services under the Affini-T collaboration agreement, which increased the total transaction price to $[***].

December 20, 2022 Valuation

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Company’s Common Unit as of December 20, 2022. In considering valuation approaches, the Company relied on the OPM backsolve method to determine the implied equity value of the Company. Given the proximity of the Series B-1 Preferred Units Financing to the valuation date, as well as the specific facts and circumstances surrounding the transaction and the Company’s stage of development, the OPM method was deemed an appropriate methodology to use in estimating the equity value of the Company. The Series B-1 Preferred Units Financing closed on December 20, 2022. New and existing investors participated in the Series B-1 financing. The Company used the OPM method to allocate equity value to outstanding equity securities. The Company selected [***] years expected time to liquidity, [***]% risk-free rate, and [***]% volatility based on the annual volatilities for the guideline public companies. The Company’s equity value was estimated as $[***] on a marketable basis, including cash net proceeds from Series B-1 Preferred Units Financing of $94.9 million. As the Company’s Common Units were not freely tradeable, the Company estimated the DLOM of [***]% using the European, Asian and Finnerty Put Option Analysis, resulting in an estimated fair value of $5.75 per Common Unit (the “December 20, 2022 Valuation”).

March 2023 Grants

In March 2023, the Board approved grants of 462,460 profits interests with a threshold amount of $5.75 per unit. In determining the fair value of the Company’s Common Unit, the Board considered the December 20, 2022 Valuation, relevant business conditions and financial performance to date, and the absence of any changes that would materially impact the Company’s per unit equity value since the time of the December 20, 2022 Valuation.

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The Company’s management also performed a retrospective review of the fair value of its Common Unit from December 2022 until March 2023 when preparing the condensed consolidated financial statements for the six months ended June 30, 2023, and concluded it was appropriate to interpolate the Common Unit fair value for its March 2023 grants. Management engaged in discussions with bankers relating to a future potential IPO in [***] 2023, selected its IPO banking syndicate and scheduled the IPO organizational meeting on [***], 2023. The Company’s management concluded that the estimated fair value per Common Unit was $6.93 using a straight-line interpolation from the $5.75 estimated fair value per Common Unit from the December 20, 2022 Valuation to the $7.40 estimated fair value per Common Unit from the April 30, 2023 Valuation.

April 30, 2023 Valuation

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Company’s Common Unit as of April 30, 2023. Given the expectation of the liquidity event taking place within 18 months from the valuation date, the Company utilized the PWERM to estimate the fair value of the Company’s Common Unit, considering the scenarios of an IPO taking place in October 2023 (the “October 2023 IPO” scenario) with [***]% probability, an IPO taking place in September 2024 (the “September 2024 IPO” scenario) with [***]% probability or remaining private (the “Remain Private” scenario) with [***]% probability. Management estimated that the future IPO value for the Company’s equity would be approximately $[***] and $[***] for the October 2023 IPO and the September 2024 IPO scenarios, respectively, based on IPO data for recent IPO transactions in the biotechnology industry and a step-up analysis based on the most recent round of preferred financing of public biotechnology companies. A variety of companies that are similar to the Company were considered, including relevant companies to which the Company was expected to be compared to. These values were discounted to the valuation date and resulted in per Common Unit estimated fair values of $[***] and $[***] for the October 2023 IPO and the September 2024 IPO scenarios, respectively. For the Remain Private scenario, management used the OPM methodology with an expected term of [***] years from the valuation date. In developing a conclusion of the Company’s equity value under the Remain Private Scenario, a negative market adjustment of [***]% was applied to the equity value concluded in the December 20, 2022 Valuation, when the Company used OPM backsolve method based on the Series B-1 Preferred Units Financing closing. The market adjustment was determined based on the movement in the market capitalization of the Company’s publicly traded competitors from December 20, 2022 to April 30, 2023. The OPM allocation analysis resulted in the Company’s estimated equity value of $[***]. To arrive at the Common Unit fair value under the Remain Private scenario, management used a [***]% risk-free rate, [***]% volatility and [***] years term. In determining the estimated fair value of the Common Unit, the Board and the third-party valuation firm also considered the fact that the Company’s members could not freely trade the Common Units in the

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public markets. Accordingly, the Company calculated the DLOM of [***]%, [***]% and [***]% for the October 2023 IPO, the September 2024 IPO and the Remain Private scenarios, respectively, using the European, Asian and Finnerty Put Option Analyses. The Company’s estimated fair value of $7.40 per Common Unit was determined after weighting each scenario and applying the relevant DLOM (the “April 30, 2023 Valuation”).

The primary factors that resulted in an increase in the estimated fair value of the Common Unit from December 20, 2022 to April 30, 2023 were decisions related to the IPO timing and selection of bankers and continued execution of the Company’s business objectives. The Company changed the valuation methodology from OPM to PWERM, which introduced higher value potential IPO scenarios.

June 2023 Grants

In June 2023, the Board approved grants of 1,530,523 profits interests with a threshold amount of $7.40 per unit. In determining the fair value of the Company’s Common Unit, the Board considered the April 30, 2023 Valuation, relevant business conditions and financial performance to date, and the absence of any changes that would materially impact the Company’s per unit equity value since the time of the April 30, 2023 Valuation.

For financial reporting purposes, the Company used an interpolated fair value of Common Unit between April 30, 2023 and July 31, 2023 post-catch-up valuations. Management considered that the Company held its IPO organizational meeting on May 11, 2023 and made substantive progress toward the filing of an initial confidential S-1 Draft Registration Statement, which was subsequently filed with the SEC on August 3, 2023.

July 31, 2023 Valuation

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Company’s Common Units as of July 31, 2023. The Company continued utilizing the PWERM to estimate the fair value of the Common Unit with the same scenarios as used in the April 30, 2023 Valuation. For the July 31, 2023 Valuation, the Company updated scenarios probabilities as follows: [***]% probability of the October 2023 IPO scenario, [***]% of the September 2024 IPO scenario and [***]% of the Remain Private scenario. Management estimated that the IPO value for the Company in the October 2023 IPO and the September 2024 IPO scenarios would be approximately $[***] and $[***], respectively, based on IPO data for recent IPO transactions in the biotechnology industry and a step-up analysis based on the most recent round of preferred financing of public biotechnology companies. These equity values were discounted to the valuation date and resulted in per Common Unit estimated fair values of $[***] and $[***] for the October 2023 IPO and the September 2024 IPO scenarios, respectively. For the Remain Private scenario, management used an OPM methodology with expected term of [***] years from the valuation date. In developing a conclusion of the Company’s equity value under the Remain Private Scenario, a negative market adjustment of [***]% was applied to the concluded

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equity value as of December 20, 2022, when the Company closed Series B-1 Preferred Units Financing. The market adjustment was determined based on the movement in the market capitalization of the Company’s publicly traded competitors from December 20, 2022 to July 31, 2023. The OPM allocation analysis resulted in the Company’s estimated equity value of $[***]. To arrive at the Common Unit fair value under the Remain Private scenario, management used a [***]% risk-free rate, [***]% volatility and [***] years expected term. In determining the estimated fair value of the Common Unit, the Board and the third-party valuation firm also considered the fact that the Company’s members could not freely trade the Common Units in the public markets. Accordingly, the Company calculated a DLOM of [***]%, [***]% and [***]% for the October 2023 IPO, the September 2024 IPO and the Remain Private scenarios, respectively, using the European, Asian and Finnerty Put Option Analyses, which was then applied to the Common Unit, resulting in an estimated fair value of $[***] per Common Unit (the “July 31, 2023 Post-Catch-Up Valuation”).

As the Company’s members approved the Amended and Restated Limited Liability Company Agreement on July 31, 2023 to modify the distribution waterfall and to add the catch-up threshold for all outstanding profits interests, the third-party valuation firm also prepared the valuation of the Common Unit fair value prior to the amendment. Pre-modification estimated fair value of the Common Unit was estimated as $11.84 per Common Unit (the “July 31, 2023 Pre-Catch-Up Valuation”), which was calculated based on the same assumptions and models as discussed above, except without consideration of the distribution waterfall change.

The primary factors that resulted in an increase in the fair value of the Common Unit from April 30, 2023 to July 31, 2023 were continued progress toward a potential IPO, including a confidential filing with SEC on August 3, 2023, and continued execution of the Company’s business objectives.

September 2023 Grants

In September 2023, the Board approved grants of 274,830 profits interests with a threshold amount of $11.84 per profits interest. In determining the fair value of the Company’s Common Unit, the Board utilized the higher of the two fair values that were derived immediately pre and post modification for the Common Unit per the July 31, 2023 Valuation (i.e. the July 31, 2023 Pre-Catch-Up Valuation of $11.84).

For financial reporting purposes, the Company’s considered its progress towards October 2023 IPO and updated probabilities of scenarios used in the July 2023 Post-Catch-up Valuation as follows: [***]% probability of the October 2023 IPO scenario, [***]% of the September 2024 IPO scenario and [***]% of the Remain Private scenario. No other assumptions from July 2023 valuation were updated. This resulted in the present value of the Common Unit of $12.32 per unit, which was used for financial reporting purposes.

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Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in IPOs, the Preliminary Price Range was not derived using a formal quantitative determination of fair value, but was determined based on discussions between the Company and the underwriters. Prior to [***] 2023, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	valuations metrics for and recent performance of initial public offerings of companies in the biotechnology sector; and

•	progress and stage of development of the Company’s development programs.

In addition, the Company believes that the difference between the July 31, 2023 Post-Catch-Up Valuation of $[***] per Common Unit, which neither reflects the anticipated Stock Split nor the anticipated Reorganization, and the Preliminary Price Range of $[***] to $[***] per share is the result of the factors above and the following factors and continued positive developments with respect to the Company’s business that occurred subsequent to July 31, 2023, the date of the Company’s most recent determination of the fair value of its Common Unit:

•

The Preliminary Price Range is based only upon a scenario in which the Company completes this offering and is not probability weighted, in contrast to the Company’s valuation of the Company’s Common Unit as of July 31, 2023, which considered an additional potential outcome. Specifically, in the third-party valuation, the probability weighting for the combined IPO scenario was [***]%.

•

The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s Common Stock has been created, and, therefore, it excludes any DLOM of the Company’s Common Units, which was taken into account in the Common Unit’s valuation dated July 31, 2023. The DLOM in the valuation that was applied to the short-term and long-term IPO scenarios were [***]% and [***]%, respectively.

•

If the Company had applied a weighting of 100% to the short term IPO scenario in the July 31, 2023 valuation, the estimated fair value of the Company’s Common Unit would have been $[***] per unit (before giving effect to any DLOM), which is [***] end of the range of $[***] per share, currently contemplated in the offering, due to current market conditions compared to the management expectations in July 2023.

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•

The Preliminary Price Range assumes the Company’s reorganization from a limited liability corporation to a corporation, prior to the IPO and the conversion of all of the Company’s shares of outstanding redeemable convertible preferred stock. The Company’s redeemable convertible preferred units currently has substantial economic rights and preferences over the Company’s Common Units. Upon reorganization, all outstanding redeemable convertible preferred units will be converted into shares of redeemable convertible preferred stock. Upon the closing of the IPO, all outstanding shares of the Company’s redeemable convertible preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the redeemable convertible preferred stock as compared to the common stock.

•

Since September 4, 2023, the last date on which the Company referenced the July 31, 2023 valuation in connection with profits interests grants, the Company has taken several steps toward the completion of an IPO, including publicly filing the Registration Statement with the Commission on January 5, 2024.

•

The valuations of comparable companies that have completed or launched IPOs from January 2022 to date, which valuations reflected increases from the last rounds of private equity financing prior to such IPOs, i.e., reflecting step-up multiples in the IPO.

•

From July 7, 2023 to January 5, 2024, the Company conducted nearly 104 “testing-the-waters” meetings with prospective investors, wherein the Company received favorable feedback, and as a result, the Company elected to continue to pursue an IPO.

•

In determining the Preliminary Price Range, the underwriters utilized a number of valuation methodologies, including a discounted cash flow analysis, factors likely to affect the Company’s revenues and profitability, and relevant trading multiples for comparable public companies. In contrast to the metrics used by the underwriters in determining the Preliminary Price Range, the valuations of Common Units were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation as described herein and on pages 125 and 126 of the Registration Statement. The Company, in preparing its valuations of the Common Units, generally applied analyses that estimated the fair value of the Company’s Common Unit utilizing projected and historical financial data and a comparison of similar businesses.

•

The Company continued to build its corporate and operational infrastructure during the period from July 31, 2023 through January 5, 2024, including the hiring of 32 employees, including two new executive officers, Luis Borges, the Company’s Chief Immunology and Cell Therapy Officer, and Pamela Wapnick, the Company’s Chief Financial Officer.

CONFIDENTIAL TREATMENT REQUESTED BY METAGENOMI TECHNOLOGIES, LLC

Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

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The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility, increasing the value of the Company’s common stock compared to that of a private company.

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Recent market conditions used in the determination of the Preliminary Price Range after discussions with the underwriters, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

The Company believes the Preliminary Price Range for the IPO is reasonable. The Company also refers you to the discussion of its general approach of determining fair value of equity awards set forth in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Unit-Based Compensation Expense—Determination of Fair Value of Common Units” for additional background regarding its equity grant valuation methodologies to date.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return the unredacted version of this letter to it pursuant to Rule 418 of the Securities Act once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

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If you have any questions or comments regarding the foregoing, or if there is any additional information that we may provide to assist the Staff’s review, please contact the undersigned at (212) 813-8952 or Justin Platt at (212) 459-7340.

Sincerely,

GOODWIN PROCTER LLP

By:	/s/ David Li
David Li, Esq.

CONFIDENTIAL TREATMENT REQUESTED BY METAGENOMI TECHNOLOGIES, LLC

Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

cc:	Brian C. Thomas, Ph.D., Metagenomi Technologies, LLC

Mitchell S. Bloom, Esq, Goodwin Procter LLP

Edwin M. O’Connor, Esq, Goodwin Procter LLP

Justin S. Platt, Esq, Goodwin Procter LLP

CONFIDENTIAL TREATMENT REQUESTED BY METAGENOMI TECHNOLOGIES, LLC